[Letterhead of Jones Day]

March 15, 2010
VIA E-MAIL DURUM@SEC.GOV

Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mellissa Duru, Special Counsel

Re:	Issuer Cash Tender Offer by International Coal Group, Inc.

Dear Ms. Duru:

In response to your telephone call last week, we wanted you to be aware of certain factors that International Coal Group, Inc. (the “Company”) considered in connection with determining the pricing mechanism for its offer to purchase for cash (the “Tender Offer”) any and all of its outstanding 9.00% Convertible Senior Notes due 2012 (the “Convertible Notes”).

First, the Tender Offer pricing mechanism is substantially identical with the pricing mechanism used by Thermo Fisher Scientific Inc. (“Thermo Fisher”) in its November 2009 offer to purchase for cash certain of its convertible notes (the “Thermo Fisher Tender Offer”).  In particular, the purchase price for Convertible Notes validly tendered in the Tender Offer will be calculated as the sum of (1) a variable component that is based on the trading price of the Company’s common stock (the “Common Stock”) and (2) a fixed component that provides tendering holders with a premium over the variable component of the purchase price (such calculation, the “Pricing Mechanism”).  During the Tender Offer, holders of Convertible Notes have had, and will continue to have, access to information regarding the calculation of the purchase price that is consistent with the type of information provided in connection with the Thermo Fisher Tender Offer.  The Company will announce the final purchase price by press release and on a Tender Offer webpage no later than 4:30 p.m., New York City time, on the expiration date of the Tender Offer.  Holders of Convertible Notes will have withdrawal rights until the Tender Offer expires, and the Company has made available a form of voluntary offering instructions and a notice of withdrawal to facilitate last-minute tenders and withdrawals.

Attached as Appendix A is a more detailed comparison of the factors cited by the Staff of the Securities and Exchange Commission (the “Commission”) in its no action letter to Thermo Fisher to the terms of the Company’s Tender Offer.

Second, the Pricing Mechanism was determined by the Company after deliberate and careful consultation with the Dealer Managers.  The Company observed that over the past 12 months the square of the price correlation coefficient (“R-Squared”) of the Convertible Notes with respect to the Common Stock was 90% (with 100% being perfectly correlated).  This correlation demonstrates that the value of the Convertible Notes is highly sensitive to movements in the trading price of the Common Stock such that an increase or decrease in the trading price of the Common Stock results in a nearly equivalent increase or decrease in the value of the Convertible Notes.  The Pricing Mechanism minimizes the disruption that volatility in the trading price of the Common Stock has on the value of the purchase price relative to the Convertible Notes tendered.

The Company also observed that the trading price of the Common Stock is highly volatile.1  Based on this volatility, the Company concluded that measuring the trading price of the Common Stock during the period that ends on the expiration date of the Tender Offer rather than two business days prior to the expiration date (which we refer to as “Day 18” pricing) would best reflect the value of the Convertible Notes and holders’ expectations of an appropriate purchase price.  If Day 18 pricing were used, increases in the trading price of the Common Stock during the last two trading days of the Tender Offer would not be reflected in the Tender Offer price for the Convertible Notes resulting in a mismatch between the offer price and the market value of the Convertible Notes.  Accordingly, extending the measuring period for the entire 20-day period reduces the risk of mispricing the Tender Offer, an outcome that neither benefits the Company nor the holders of the Convertible Notes.  Due to the volatility of the Common Stock, the Company believes that the risk of a significant increase in the trading price of the Common Stock during the last two trading days of the Tender Offer is significant.

Finally, we note that the Company believes that substantially all of the holders of Convertible Notes are institutional investors.  Such holders are likely to have prior experience with tender offers or exchange offers in which the price was determined in a manner similar to the Pricing Mechanism.  Therefore, holders of the Convertible Notes are able to analyze the Pricing Mechanism and make informed decisions whether or not to tender Convertible Notes (or to withdraw previously tendered Convertible Notes).

We believe that the proposed Pricing Mechanism is consistent with the previous positions of the Staff of the Commission set forth in no action letters and complies with Rules 13e-4(d)(1), 13e-4(e)(3), 13e-4(f)(1)(ii) and 14e-1(b) under the Exchange Act.

If you have any questions or comments with respect to this matter or if it would be helpful to review the price correlation or volatility data compiled by the Company, please call me at (212) 326-3626.

Sincerely,

/s/ Randi L. Strudler

Randi L. Strudler

Cc:  Roger L. Nicholson, International Coal Group, Inc.

1 For example, the 20-, 50-, 100- and 200-day volatility of the Common Stock on March 11, 2010 were 63%, 59%, 61% and 65%, respectively.  For comparison, the corresponding amounts for the Thermo Fisher common stock were 24%, 22%, 19% and 23%, respectively.

Appendix A

The following table compares the factors cited by the Staff of the Commission in its no action letter to Thermo Fisher, dated November 13, 2009, to the terms of the Company’s Tender Offer.  Page references are to the Company’s Offer to Purchase, which was filed as Exhibit (a)(1)(A) to the Company’s Schedule TO filed with the Commission on March 8, 2010.

Thermo Fisher Scientific Inc.	International Coal Group, Inc.
The Offer to Purchase will disclose the Pricing Mechanism for determining the final purchase price per Subject Security that is equal to the sum of the Parity Value plus a fixed amount of cash (together with any accrued and unpaid interest).

Cover, pages 1 and 5:  The Offer to Purchase discloses the pricing formula for the final purchase price per $1,000 principal amount of Convertible Notes as the sum of (i) a variable component equal to 98.288 times the Weighted Average Price of the Common Stock and (ii) a fixed amount of cash equal to $745.10.  The Offer to Purchase also discloses that holders that validly tender and do not validly withdraw their Convertible Notes will be paid accrued and unpaid interest on the Convertible Notes.

The Offer to Purchase will include an illustrative table showing calculations of the purchase price.
Page 6:  The Offer to Purchase includes an illustrative table showing calculations of the purchase price at assumed Weighted Average Prices.  The table sets forth illustrative purchase prices based on $0.25 increments of the Weighted Average Price between $3.25 (equivalent to the minimum purchase price of $1,064.54) and $6.25 (equivalent to the maximum purchase price of $1,359.40).

The Offer to Purchase will disclose a fixed minimum purchase price that will be paid by the Company for each Subject Security tendered and purchased.
Cover, pages 1, 5 and 6:  The Offer to Purchase discloses a fixed minimum purchase price of $1,064.54 that will be paid by the Company for each $1,000 principal amount of Convertible Notes validly tendered and purchased in the Tender Offer.

The Pricing Mechanism and the minimum price will remain fixed throughout the duration of the Offer; and, if there is a change in the Pricing Mechanism or the minimum price, the Offer will remain open for at least 10 business days.

Pages iv, 6 and 12:  The Offer to Purchase discloses that if the pricing formula, minimum purchase price or maximum purchase price is changed, increased or decreased, the Tender Offer will remain open at least 10 business days from the date the Company first gives notice to holders of such change, increase or decrease.

The Common Stock used as the reference security in the Pricing Mechanism is listed on the NYSE.	The Common Stock, which is used as the reference security in the pricing formula, is listed on the NYSE.
The Company’s belief that the value of the Subject Securities is directly correlated to the trading price of the Common Stock.	The Company believes that the value of the Convertible Notes is directly correlated to the trading price of the Common Stock.
The Company will publish the daily indicative calculated purchase prices per Subject Security on a webpage maintained for the Offer and has provided a toll-free number that holders of the Subject Securities can use to obtain pricing related information.

Cover, pages 2 and 6:  The Company has publishes the daily indicative purchase price per $1,000 of Convertible Notes at http://www.dfking.com/intlcoal.  In addition, holders may call the Information Agent or the Dealer Managers at their toll-free phone numbers set forth in the Offer to Purchase to obtain information regarding the daily indicative purchase price and the daily volume-weighted average price and closing price of the Common Stock.

The Company will publish the final purchase price on the Offer webpage and in a press release no later than 4:30 p.m., New York City time, on the Expiration Date of the Offer, and electronically file that information on an amended Schedule TO.

Cover, pages v, 2 and 6:  The Company will fix the purchase price promptly after the close of trading on the NYSE on the expiration date of the Tender Offer, and the Company will announce such purchase price at http://www.dfking.com/intlcoal and in a press release no later than 4:30 p.m., New York City time, on the expiration date.  The Company will also electronically file that information in an amendment to the Schedule TO.

The Company will make available forms of VOI and notice of withdrawal in its printed offering materials and on the Offer webpage, will permit tenders and withdrawals to be made until midnight on the Expiration Date, and will disclose the procedures for making tenders and withdrawals in the offering materials.

Cover, pages iv and 11:  Tenders of Convertible Notes and withdrawals of previously tendered Convertible Notes are permitted to be made until midnight, New York City Time, on the expiration date of the Tender Offer.  The Company has made available forms of voluntary offering instructions and notice of withdrawal as Exhibits (a)(1)(C) and (a)(1)(D) to the Schedule TO.  The forms of voluntary offering instructions and notice of withdrawal are also available with the printed offering materials and at http://www.dfking.com/intlcoal.  The procedures for tendering Convertible Notes and withdrawing previously tendered Convertible Notes between 5:00 p.m., New York City Time, and midnight, New York City time, on the expiration date are set forth in the Offer to Purchase.

The Offer to Purchase will include disclosure informing beneficial holders of the Subject Securities that they must make arrangements with their brokers or similar institutions for such brokers or similar institutions to fax a VOI or notice of withdrawal (as applicable) to the Depositary on such beneficial holders’ behalf prior to midnight, New York City time, on the Expiration Date.

Pages iv, 11 and 13:  The Offer to Purchase includes disclosure that instructs a beneficial owner to make arrangements with its broker, dealer, commercial bank, trust company or other nominee to fax a voluntary offering instructions form or a notice of withdrawal to the depositary on behalf of such beneficial holder prior to midnight, New York City time, on the expiration date of the Tender Offer if such beneficial holder desires to tender Convertible Notes or withdraw previously tendered Convertible Notes after 5:00 p.m., New York City time, on the expiration date.

The Offer to Purchase discloses that the Company is seeking to buy any and all of the Subject Securities.	Cover, pages 1 and 5: The Offer to Purchase discloses that the Company is offering to purchase any and all of the outstanding Convertible Notes.